Exhibit 99.2

June 28, 2019

PRESS RELEASE

4-1-3 Taihei, Sumida-ku, Tokyo
Pepper Food Service Co., Ltd.
Kunio Ichinose, Representative Director, President and Chief Executive Officer
(Code number: 3053) TSE 1st Section NASDAQ (Ticker Symbol: KPFS)
Inquiries:	Ichiro Yasuda, General Manager of General Affairs Division
Telephone number:	+81 (0)3 3829 3210

Notice of Corrections to Earnings Forecasts

We hereby inform you of the following corrections made to the earnings forecasts published on February 14, 2019, in consideration of recent business trends and other factors.

Corrections to the consolidated earnings forecast figures for the first six-month period of FY 12/2019 (January 1, 2019 to June 30, 2019)

	Net sales	Operating income	Ordinary income	Net income attributable to shareholders of the parent company	Net income per share
	(million yen)	(million yen)	(million yen)	(million yen)
Previous forecast (A)	42,187	1,867	1,888	1,069	51.21 yen
Revised forecast (B)	34,952	278	202	453	21.74 yen
Increase (decrease) (B-A)	-7,235	-1,589	-1,686	-616
Rate of change (%)	-17.1	-85.1	-89.3	-57.6
(Reference) Second-quarter results from previous fiscal year (first six months of FY 12/2018)	27,967	1,491	1,480	715	34.54 yen
Corrections to the annual consolidated earnings forecast figures for FY 12/2019 (January 1, 2019 to December 31, 2019)
	Net sales	Operating income	Ordinary income	Net income attributable to shareholders of the parent company	Net income per share
	(million yen)	(million yen)	(million yen)	(million yen)
Previous forecast (A)	93,562	5,594	5,637	3,493	167.33 yen
Revised forecast (B)	76,423	2,061	2,012	1,529	73.38 yen
Increase (decrease) (B-A)	-17,139	-3,533	-3,625	-1,964
Rate of change (%)	-18.3	-63.2	-64.3	-56.2
(Reference) Results for previous fiscal year (FY 12/2018)	63,509	3,863	3,876	-121	—

Reasons for corrections

In the consolidated results for the first six-month period of FY 12/2019, the Ikinari! Steak business line started out with a target of 210 store openings, but as store openings progressed, existing stores’ sales dropped sharply compared to the budget, due to the impact of certain factors such as own-brand competition (from other Ikinari! Steak stores) in some areas.

This prompted us to look carefully at the locations for store openings (land that will not influence existing stores’ sales) for the Ikinari! Steak business line and consider changing existing stores to other business lines as needed, and the target number of new stores was reduced to 115 stores, down from the initial target of 210 stores.

Consequently, results for the first six-month period are expected to be lower than the previously announced consolidated earnings forecast for the first six-month period by 7,235 million yen for net sales, 1,589 million yen for operating income, 1,686 million yen for ordinary income, and 616 million yen for net income attributable to shareholders of the parent company. We have therefore made corrections to revise the forecasts for net sales, operating income, ordinary income, and net income attributable to shareholders of the parent company in both the annual consolidated earnings forecast and the consolidated earnings forecast for the first six-month period of FY 12/2019.

Corrections to the non-consolidated earnings forecast figures for the first six-month period of FY 12/2019 (January 1, 2019 to June 30, 2019)

	Net sales	Ordinary income	Net income	Net income per share
	(million yen)	(million yen)	(million yen)
Previous forecast (A)	41,464	2,245	1,427	68.56 yen
Revised forecast (B)	34,567	406	453	21.74 yen
Increase (decrease) (B-A)	-6,897	-1,839	-974
Rate of Change (%)	-16.6	-81.9	-68.3
(Reference) Second-quarter results from previous fiscal year (first six months of FY 12/2018)	27,651	1,950	1,185	57.00 yen
Corrections to the annual non-consolidated earnings forecast figures for FY 12/2019 (January 1, 2019 to December 31, 2019)
	Net sales	Ordinary income	Net income	Net income per share
	(million yen)	(million yen)	(million yen)
Previous forecast (A)	92,311	6,083	3,939	189.22 yen
Revised forecast (B)	75,661	2,226	1,529	73.38 yen
Increase (decrease) (B-A)	-16,650	-3,857	-2,410
Rate of Change (%)	-18.0	-63.4	-61.2
(Reference) Results for previous fiscal year (FY 12/2018)	62,650	4,798	-530	—

Reasons for corrections

In the non-consolidated results for the first six-month period of FY 12/2019, the Ikinari! Steak business line started with a target of 210 store openings, but as store openings progressed, existing stores’ sales dropped sharply compared to the budget, due to the impact of certain factors such as own-brand competition (from other Ikinari! Steak stores) in some areas.

This prompted us to look carefully at the locations for store openings (land that will not influence existing stores’ sales) for the Ikinari! Steak business line and consider changing existing stores to other business lines as needed, and the target number of new stores was reduced to 115 stores, down from the initial target of 210 stores.

Consequently, results for the first six-month period are expected to be lower than the previously announced non-consolidated earnings forecast for the first six-month period by 6,897 million yen for net sales, 1,839 million yen for ordinary income, and 947 million yen for net income. We have therefore made corrections to revise the forecasts for net sales, ordinary income, and net income in both the annual non-consolidated earnings forecast and the non-consolidated earnings forecast for the first six-month period of FY 12/2019.

(Note)

The earnings forecasts described above have been determined by the Company based on information available at the current time and contain certain risks and uncertainties. Actual results and performance, etc. may differ from the forecasts described.